Filed by Cinergy Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company:  Cinergy Corp.

Commission File No. 333-126318

February 21, 2006

Dear Cinergy Shareholder:

Earlier this month, we mailed to you our joint proxy statement/prospectus dated February 2, 2006 and a proxy card in connection with the special meeting of Cinergy shareholders, scheduled to be held on Friday, March 10, 2006 at 9:00 a.m., Eastern Standard Time, at the Northern Kentucky Convention Center, One West RiverCenter Blvd., Covington, KY 41011.  The meeting has been called to consider and vote on a proposal to adopt the previously announced Agreement and Plan of Merger dated as of May 8, 2005, as amended, by and among Cinergy Corp., Duke Energy Corporation, Duke Energy Holding Corp., Deer Acquisition Corp., a wholly-owned subsidiary of Duke Energy Holding that will merge into Duke Energy, and Cougar Acquisition Corp., a wholly-owned subsidiary of Duke Energy Holding that will merge into Cinergy.

Upon the completion of the merger, each issued and outstanding share of Cinergy common stock, other than shares held by Cinergy, Duke Energy or Duke Energy Holding, will be converted into the right to receive 1.56 shares of Duke Energy Holding common stock.

Cinergy’s board of directors has determined that the merger agreement is advisable, fair to, and in the best interests of, Cinergy and its shareholders, approved and adopted the merger agreement and the mergers and recommends that Cinergy shareholders vote “FOR” the adoption of the merger agreement and approve the merger.

The recommendation is based, in part, on the written opinion of its financial advisor, Merrill Lynch, Pierce, Fenner & Smith, Incorporated, that, as of May 8, 2005, the merger consideration to be received by Cinergy shareholders pursuant to the merger was fair, from a financial point of view, to the Cinergy shareholders.

The affirmative vote of at least a majority of the shares of Cinergy common stock outstanding on the record date is required to adopt the merger agreement and the merger.  Regardless of the number of shares you own, your vote is very important. Whether or not you plan to attend the Cinergy special meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed, postage-paid envelope.  Alternatively, you may vote by telephone or Internet by following the instructions on the enclosed proxy card.  Returning the proxy card does not deprive you of your right to attend the meeting and vote your shares in person.  Your cooperation in voting your shares is greatly appreciated.

Should you have any questions regarding the proxy materials, please feel free to contact our proxy solicitor, Georgeson Shareholder Communications, toll free at (866) 729-6803.

Sincerely yours,

James E. Rogers
Chairman of the Board and Chief Executive Officer
Cinergy Corp.

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Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a definitive joint proxy statement of Duke and Cinergy (which is first being mailed to shareholders on or about February 3, 2006), and other materials have been filed with the SEC and are publicly available.  WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION.  Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC's website.  Free copies of Duke’s SEC filings are also available on Duke’s website at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke’s or Cinergy’s stockholders with respect to the proposed transaction.  Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005.  Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials filed or to be filed with the SEC in connection with the proposed transaction.